Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

September 6, 2005

Item 3

News Release

The press release was issued on September 6, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (NSU: TSX & AMEX) is pleased to announce the appointments of Gerald J. Gauthier as Chief Operating Officer of the Company and Stanley C. Rogers as General Manager of the Bisha Project in Eritrea. Nevsun further reports that it is in discussions with several debt funding sources for its forward funding needs. Nevsun has also engaged in some discussions with mining companies about potential strategic relationships. Nevsun also provides an update on its Tabakoto and Bisha Projects.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

September 6, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

NEVSUN EXPANDS MANAGEMENT TEAM

September 6, 2005

Nevsun Resources Ltd. (NSU: TSX & AMEX) is pleased to announce the appointments of Gerald J. Gauthier as Chief Operating Officer of the Company and Stanley C. Rogers as General Manager of the Bisha Project in Eritrea.

Gerry Gauthier is a professional mining engineer with 35 years of experience in underground and open pit mining operations, including 15 years with Lac Minerals in several key management roles including Senior Vice President, North American Operations.  In this role Mr. Gauthier was responsible for 8 underground and open pit mining divisions in Canada and the U.S. For the past 11 years he has acted as a consultant and has held senior operating positions with Glencairn Gold Inc., Conquest Resources Limited, United Keno Hill Mines Limited and Santa Cruz Gold Inc. Mr. Gauthier will be responsible for overseeing the completion and operations at the Tabakoto Mine in Mali and the direction of the feasibility and future project build at Bisha in Eritrea.

Stan Rogers is a chartered engineer with 37 years of experience as a professional mining engineer including General Manager positions in mining operations in the UK, Africa, the Middle East, and China. Most recently Mr. Rogers was responsible for bringing a greenfield project into production which was the first foreign owned base metal mine in China in over 100 years. Mr. Rogers will be responsible for managing the Bisha project and the full development of the Eritrea country management team.

Gerry and Stan both bring with them a great depth of mining and project management experience. They will complement and strengthen the management team as Nevsun moves from construction into production at Tabakoto and continues the feasibility development at Bisha.

Nevsun further reports that it is in discussions with several debt funding sources for its forward funding needs. Nevsun has also engaged in some discussions with mining companies about potential strategic relationships.

Nevsun is currently in the final stages of construction of the Tabakoto Gold Mine in the Kenieba district of Mali, West Africa. It is expected that the Tabakoto Gold Mine should produce approximately 100,000 ounces a year when full production levels are reached in 2006.

In February 2005, Nevsun commissioned an independent feasibility study for the Bisha Project, a world class gold, copper and zinc deposit in Eritrea. The feasibility study is now scheduled for completion in the second quarter of 2006. A scoping study outlining the significant parameters of the feasibility study is scheduled to be completed in the fourth quarter of 2005

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodities markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding both the Tabakoto Gold Mine and the Bisha feasibility study.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-25.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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